02013807

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated February 6th, 2002

PERDIGAO S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant's Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6th, 2002

PERDIGAO S.A.

By:

Name: Wang Wei Chang
Title: Director/Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1.	Release

Exhibit 1

Release

Gross Sales for Perdigão Increased 35% During 2001

Exports Exceed R$1 Billion, 102% Compared to Previous Year

SAO PAULO, Brazil, Feb., 5 /PRNewswire-FirstCall/ -- Perdigao (NYSE: PDA) finished 2001 with gross sales of approximately R$ 2.8 billion, a
35% increase compared to the previous year. Domestic sales were R$ 1.75 billion, a 12.9% improvement compared to 2000. Export sales were
R$ 1.03 billion, a 102% increase over the previous year.

Perdigão has increased market share, especially in Europe, due to competitive pricing and superior product quality. Some divisions of the company have already received international quality certification. Among other areas, animal traceability has been adopted in conjunction with outgrowers as an important differentiator in the marketplace.

During the fourth quarter of 2001 alone, gross sales were R$ 876.5 million, a 39% increase over the comparable period last year. Gross sales for the domestic market increased 16.3% (R$ 555.7 million), whereas export sales increased 110% to R$ 320.8 million compared to the same period in 2000.

Positive results for the last quarter of 2001, reinforcing a similar performance in previous quarters, are the product of ongoing investments in improved productivity at Perdigao plants and the adaptation of products to market trends, as well as the launching of new items throughout the year. Perdigao's value-added products, such as frozen dinners (meat and pasta), are steadily becoming more popular among Brazilian consumers, who need to divide their time between meal preparation and their professional lives.

CONTACTS:
Wang Wei Chang
Perdigao
+011-55-11-3718-5312

Vicky Osorio
The Anne McBride Company
+1-212-983-1702

PERDIGÃO S.A

INFORMATION ABOUT SALES AND VOLUMES - 2001
(By Corporate Law)

	Sales (thousands of Reais)					
	4Q 00	4Q 01	% Ch.	2000	2001	% Ch.
Gross Sales	630.6	876.5	39.0	2,066.4	2,789.4	35.0
. Domestic Sales	477.8	555.7	16.3	1,554.0	1,754.6	12.9
. Exports	152.7	320.8	110.1	512.4	1,034.8	102.0

	Tons (thousand)					
	4Q 00	4Q 01	% Ch.	2000	2001	% Ch.
Meats	193.8	239.3	23.5	687.2	799.1	16.3
. Domestic Sales	129.0	137.5	6.6	442.7	460.3	4.0
. Exports	64.8	101.9	57.1	244.4	338.9	38.6